APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

The Cocktail Parlor
Balance Sheet - Unaudited
For the Period ended 12/15/2017

	Current Period 15-Dec-17	Prior Period 15-Jun-17
ASSETS		
Current Assets:		
Cash	$ 691.00	$ 201.00
Petty Cash	300.00	300.00
Accounts Receivables	1,740.00	165.00
Inventory	600.00	600.00
Total Current Assets	3,331.00	1,266.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	1,500.00	1,500.00
Computer Equipment	1,000.00	1,000.00
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	2,500.00	2,500.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	2,950.00	2,950.00
Other Assets	-	-
Total Other Assets	2,950.00	2,950.00
TOTAL ASSETS	$ 8,781.00	$ 6,716.00
LIABILITIES		
Current Liabilities:		

Accounts Payable	$	$ -
Business Credit Cards	4,023.00	3,289.00
Total Current Liabilities	4,023.00	3,289.00
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	4,758.00	3,427.00
Total Equity	4,758.00	3,427.00
TOTAL LIABILITIES & EQUITY	$ 8,781.00	$ 6,716.00
Balance Sheet Check	-	-

The Cocktail Parlor
Balance Sheet - Unaudited
For the Period ended 12/3/2019

	Current Period 3-Dec-19	Prior Period 15-Jun-19
ASSETS		
Current Assets:		
Cash	$ 600.00	$ 317.00
Petty Cash	400.00	600.00
Accounts Receivables	525.00	471.00
Inventory	600.00	600.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	2,125.00	1,988.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	1,500.00	1,500.00
Computer Equipment	1,000.00	1,000.00
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	2,500.00	2,500.00
Other Assets:		
Trademarks	389.00	389.00
Patents	-	-
Security Deposits	2,950.00	2,950.00
Other Assets	-	-
Total Other Assets	3,339.00	3,339.00
TOTAL ASSETS	$ 7,964.00	$ 7,827.00

LIABILITIES

Current Liabilities:

Accounts Payable	$	$ -
Business Credit Cards	5,345.00	5,353.00
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	5,345.00	5,353.00

Long-Term Liabilities:

Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-

EQUITY

Capital Stock/Partner's Equity	2,619.00	2,474.00
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	2,619.00	2,474.00
TOTAL LIABILITIES & EQUITY	$ **7,964.00**	$ **7,827.00**

Balance Sheet Check   -   -

The Cocktail Parlor
Income Statement - unaudited
For the Period ended 12/15/2017

	Current Period 1/1/2018- 12/31/2018	Prior Period 1/1/2017- 12/31/2017
REVENUES		
Sales	$ 11,777.00	$ 8,644.00
Other Revenue	13,138.00	4,246.00
TOTAL REVENUES	**24,915.00**	**12,890.00**
COST OF GOODS SOLD		
Cost of Sales	3,539.00	2,200.00
Supplies	1,897.00	1,200.00
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	5,436.00	3,400.00
GROSS PROFIT (LOSS)	19,479.00	9,490.00
OPERATING EXPENSES		
Advertising and Promotion	1,908.00	800.00
Bank Service Charges	438.00	360.00
Business Licenses and Permits	559.00	559.00
Computer and Internet	1,968.00	1,068.00
Depreciation	-	-
Dues and Subscriptions	130.00	130.00
Insurance	180.00	180.00
Meals and Entertainment	479.00	245.00
Miscellaneous Expense	-	-
Office Supplies	200.00	200.00
Payroll Processing	-	-
Professional Services - Legal, Accounting	174.00	174.00
Occupancy	-	-

Rental Payments	10,200.00	10,200.00
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	570.00	320.00
Utilities	840.00	840.00
Website Development	368.00	368.00
TOTAL OPERATING EXPENSES	18,014.00	15,444.00
OPERATING PROFIT (LOSS)	1,465.00	(5,954.00)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 1,465.00	$ (5,954.00)

The Cocktail Parlor
Statement of Cash Flow - Unaudited
2017-2018

	2018 1-Jan-18 31-Dec-18	2017 1-Jan-17 31-Dec-17
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	1,465	(5,954)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory		
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable		
Total Adjustments	-	-
Net Cash Flows From Operating Activities	1,465	(5,954)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	1,465	(5,954)
CASH - BEGINNING	-	-
CASH - ENDING	1,465	(5,954)

The Cocktail Parlor
Statement of Changes in Members Equity- Unaudited
2017-2018

| | 1-Jan-18 | 1-Jan-17 |
	31-Dec-18	31-Dec-17
MEMBER'S EQUITY - BEGINNING	-	-
Issuance of LLC Interests	100%	100%
Net Income	1,465.00	(5,954.00)
MEMBER'S EQUITY - ENDING	1,466.00	(5,953.00)

I, <u>Courtney McKamey</u>, certify that:

(1) The financial statements of The Cocktail Parlor, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of The Cocktail Parlor, LLC included in this Form reflects accurately the information reported on the tax return for The Cocktail Parlor, LLC. for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature: _DocuSigned by:_ *Courtney McKamey*
123A7C05A3F4459...

Name: <u>Courtney McKamey</u>

Title: <u>Owner, The Cocktail Parlor LLC</u>